AMENDMENT TO EXPENSE LIMITATION AGREEMENT BETWEEN OLD MUTUAL FUNDS I AND OLD MUTUAL CAPITAL, INC.

DATED NOVEMBER 29, 2007

AS AMENDED FEBRUARY 20, 2008

This Agreement is amended by replacing Paragraph I.A. of the Agreement with the following:

The Investment Advisor hereby agrees, subject to the terms of this Agreement, to reduce the fees payable to it under the Advisory Agreement and to make any additional payments to the extent necessary to limit total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (the “Deferred Expenses”) to an annual rate (as a percentage of the VA Portfolios’ average daily net assets) as set forth on Schedule A (“Expense Limit”) for the period beginning January 1, 2009 through December 31, 2017.

Old Mutual Funds I	Old Mutual Capital, Inc.

By: /s/ Robert T. Kelly	By: /s/ Mark E. Black

Name:	Robert T. Kelly	Name: Mark E. Black

Title: Treasurer	Title: Chief Financial Officer